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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2004 SEC PROCESSING SECTION

SEC FILE NUMBER
8- 36772

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McCarthy & Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 South 103rd Street, One Pacific Place, Suite 450
(No. and Street)

Omaha (City) Nebraska (State) 68124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Margaret L. Doyle (402) 393-1300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret L. Doyle swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCarthy & Co., as of December 31, 2003, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret L. Doyle

Name: Margaret L. Doyle

Chief Financial Officer, McCarthy Group, Inc.

Title

GENERAL NOTARY - State of Nebraska
KIMBERLY CERNY
My Comm. Exp. July 4, 2007

Kimberly Cerny

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCarthy & Co.

Financial Statements for the
Year Ended December 31, 2003
and Supplemental Schedule and
Supplemental Report on Internal Control
for the Year Ended December 31, 2003
and Independent Auditors' Report

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McCarthy & Co.

We have audited the accompanying financial statements of McCarthy & Co. (the "Company") (a wholly owned subsidiary of McCarthy Group, Inc.) for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of McCarthy & Co. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of McCarthy & Co. as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

Page

SUPPLEMENTAL SCHEDULE:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
February 25, 2004

MCCARTHY & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$1,868,516
Receivables from customers	462,977
Receivables from affiliated companies	14,935
Advances to employees	121,196
Nonmarketable equity securities owned, at estimated fair value (cost of $652,959)	295,994
Fixed assets (net of accumulated depreciation of $56,324)	59,521
Prepaid expenses	2,164
Acquired intangible assets, net of accumulated amortization of $25,000	50,000
Goodwill	30,383
Deferred income taxes	103,596
Total assets	$3,009,282

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 2,228
Accrued expenses	248,539
Income taxes payable	361,643
Acquisition guaranteed payments obligation	57,432
Total liabilities	669,842
Commitments	
Stockholder's equity:	
Common stock, $1 par value, authorized 10,000 shares; 100 shares issued and outstanding	100
Additional paid-in capital	1,200,000
Retained earnings	1,139,340
Total stockholder's equity	2,339,440
Total liabilities and stockholder's equity	$3,009,282

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Investment banking revenue	$2,078,792
Retainer client advisory fees	1,429,758
Interest income	20,664
Realized gain on nonmarketable equity securities	6,095
Unrealized depreciation of nonmarketable equity securities	(19,333)
Total revenues	3,515,976
Expenses:	
Salaries, wages and related payroll taxes	2,196,842
General and administrative	406,871
Depreciation and amortization	48,498
Total expenses	2,652,211
Income before income taxes	863,765
Income tax expense	345,021
Net income	$ 518,744

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003	$ 100	$ 1,200,000	$ 2,120,596	$ 3,320,696
Dividend to parent company	-	-	(1,500,000)	(1,500,000)
Net income	-	-	518,744	518,744
Balance at December 31, 2003	$ 100	$ 1,200,000	$ 1,139,340	$ 2,339,440

See accompanying notes to financial statements.

MCCARTHY & CO.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 518,744
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	48,498
Unrealized depreciation of nonmarketable equity securities	19,333
Loss on disposal of fixed assets	1,689
Deferred income taxes	(16,621)
Changes in assets and liabilities:	
Receivables from customers and affiliated companies	145,159
Advances to employees	(9,806)
Prepaid expenses	6,275
Accounts payable	(739)
Accrued expenses	54,178
Deferred revenue	(20,000)
Income taxes payable	19,578
Net cash flows from operating activities	766,288
Cash flows from investing activities:	
Proceeds from sale of fixed assets	1,500
Purchases of fixed assets	(15,817)
Acquisition of valuation practice	(47,951)
Net cash flows from investing activities	(62,268)
Cash flows from financing activities:	
Dividends paid to parent company	(1,500,000)
Net cash flows from financing activities	(1,500,000)
Net decrease in cash and cash equivalents	(795,980)
Cash and cash equivalents at beginning of year	2,664,496
Cash and cash equivalents at end of year	$ 1,868,516
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 342,065
Supplemental disclosure of noncash investing and financing activities:	
Guaranteed payment obligation in connection with acquisition of valuation practice	$ 57,432

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – McCarthy & Co. (the Company) is a wholly-owned subsidiary of McCarthy Group, Inc. (the parent company or MGI). Certain officers and directors of the parent company hold similar positions with the Company. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The registration is necessary for the Company to conduct its investment banking activities, which constitute a significant portion of the Company's revenues. The Company holds no customer accounts.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – The Company classifies as cash equivalents those highly liquid investments purchased with a maturity of three months or less.

Revenue Recognition – Investment banking revenue is recorded at the close of the transaction. Retainer client advisory fees are recognized on a straight-line basis over the term of the retainer engagement.

Securities Transactions – Marketable securities are valued at quoted market value and securities not readily marketable are valued at estimated fair value as determined by the management or the Board of Directors. The resulting difference between cost and market or fair value is included in revenues. Realized gains and losses are determined using the specific-identification method. Interest income is recognized as earned.

Securities not readily marketable include investment securities (a) for which there is no market on a registered securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Fixed Assets – Fixed assets consist primarily of furniture and equipment recorded at cost less accumulated depreciation provided using the straight-line method over the estimated useful life of the asset.

Goodwill – Goodwill is tested for impairment at least annually by comparing fair value to carrying value. Fair value is determined based on undiscounted cash flows.

Acquired Intangible Assets – Acquired intangible assets consist of a noncompete agreement and customer list which are being amortized over two and three years, respectively. The Company reviews its intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An evaluation of recoverability is performed by comparing true undiscounted cash flows associated with the asset to the assets carrying

amount to determine if a writedown is required. The Company recorded amortization expense of $25,000 relating to acquired intangible assets in 2003 and expects amortization expense to be approximately $33,333, $14,583, and $2,084 in 2004, 2005, and 2006, respectively.

Income Taxes – The Company is included in the consolidated tax return of its parent company. Income taxes are presented in the accompanying financial statements as if the Company files a separate income tax return.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Values of Financial Instruments – The carrying amounts approximate fair values for receivables and advances, accounts payable, and accrued expenses because of their short maturity.

Comprehensive Income – The Company has no sources of other comprehensive income and, as a result, the Company's comprehensive income for 2003 consists solely of its net income. Accordingly, a statement of comprehensive income has been omitted from the accompanying financial statements.

2. ACQUISITION OF VALUATION PRACTICE

In March 2003, the Company acquired a valuation practice through an asset purchase agreement. The Company paid cash of $48,951, including $1,000 of expenses at the time of closing. In addition, the Company is required to pay $24,475 plus 10% of the gross valuation revenues for the previous year following the first and second anniversary date of the agreement. At December 31, 2003, the Company had accrued $57,432 relating to this guaranteed payment obligation.

The preliminary purchase price allocation is as follows:

Acquired intangible assets:	
Noncompete agreement	$ 50,000
Customer list	25,000
Goodwill	30,383
Total	$ 105,383

3. RELATED PARTY TRANSACTIONS

MGI owns common and preferred stock of Election Systems and Software, Inc. In 2003, the Company provided consulting and investment banking services for revenues of $100,000.

MGI owns stock appreciation rights of HDR, Inc. (HDR). An executive employee of the Company also serves on the board of directors of HDR. In 2003, the Company provided HDR consulting services and recorded revenues of $40,000.

In 2003, the Company provided investment banking services to McCarthy Capital Corporation and recorded revenues of $704,202.

Fulcrum Growth Partners, L.L.C. (Fulcrum), a 20% owned investee of MGI, owns an 10.8% common stock investment in Cabela's Incorporated (Cabela's). McCarthy Group, Inc. owns a 3.2% common stock investment in Cabela's. Outdoor Investors, L.P., for which MGI is the general partner, owns a 5.4% common stock investment in Cabela's. In 2003, the Company provided consulting services to Cabela's on an annual retainer basis and also investment banking services that resulted in recorded revenues of $200,000.

Fulcrum owns 93.8% membership interest in MarketSphere Consulting, L.L.C. In 2003, the Company provided investment banking services to MarketSphere Consulting, L.L.C. and recorded revenues of $25,000.

3. NONMARKETABLE INVESTMENTS

In 2003, the Company received 28,169 unregistered common shares of I-Trax, Inc. related to a 2002 merger agreement by I-Trax, Inc. The Company sold these shares in 2003 and recorded a net realized gain on nonmarketable equity securities of $6,095.

At December 31, 2003, the Company owned 21,000 common shares of NASD Stock Market Inc. (NASD) and 19,300 warrants to purchase NASD common stock.

The common shares of I-Trax, Inc. and NASD were valued at estimated fair value as determined by the management, taking into consideration trading of both shares on the over-the-counter market. The fair value of warrants to purchase NASD common shares were determined using an option-pricing model.

4. INCOME TAXES

Income tax expense, which is entirely attributable to income from operations, consists of the following:

	Current	Deferred	Total
Federal	$ 287,989	$ (13,236)	$ 274,753
State and local	73,653	(3,385)	70,268
	$ 361,642	$ (16,621)	$ 345,021

Income tax expense attributable to income from operations for the year ended December 31, 2003 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from operations as a result of the following:

Computed "expected" tax expense	$ 293,680
Increase in taxes resulting from:	
State income taxes, net of federal income tax benefit	46,376
Nondeductible expenses	4,965
Income tax expense	$ 345,021

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2003 are presented below:

Deferred tax asset:	
Unrealized depreciation on nonmarketable equity securities	$ 106,766
Intangible assets	7,917
Total deferred tax asset	114,683
Deferred tax liability:	
Fixed assets	(11,087)
Net deferred tax asset	$ 103,596

No valuation allowance for deferred tax assets has been provided in the accompanying financial statements because management believes that future tax deductions that give rise to such deferred tax assets will reverse in periods when the Company has adequate taxable income to utilize those benefits.

5. COMMITMENTS

Leases – Minimum future lease payments for office space are as follows:

2004	$ 237,776
2005	80,078

The above minimum future lease payments are gross of allocations to the parent company and affiliates. During 2003, the Company incurred $129,907 of rent expense net of allocations to the parent company and affiliates.

6. NET CAPITAL

Net Capital Requirement – The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. Because the Company holds no customer accounts, Rule 15c3-1 requires the Company to maintain net capital the greater of $5,000 or as computed under the aggregate indebtedness method. At December 31, 2003, the Company's net capital was $1,198,674, which is $1,154,018 more than the regulatory net capital requirement of $44,656.

MCCARTHY & CO.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2003

TOTAL STOCKHOLDER'S EQUITY	$ 2,339,440
DEDUCT NONALLOWABLE ASSETS:	
Receivables from customers and affiliated companies	477,912
Nonmarketable equity securities	295,994
Advances to employees	121,196
Prepaid expenses	2,164
Fixed assets, net	59,521
Goodwill and acquired intangible assets	80,383
Deferred income taxes	103,596
	1,140,766
NET CAPITAL	$ 1,198,674
NET CAPITAL REQUIREMENT	$ 44,656
EXCESS NET CAPITAL	$ 1,154,018
AGGREGATE INDEBTEDNESS	$ 669,842
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.95 to 1.00

DIFFERENCES FROM FOCUS REPORT:

A reconciliation of the Company's computation of net capital included in Part II of Form X-17A-5 as of December 31, 2003 and as reported herin is as follows:

Net Capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 1,207,155
Adjustment to increase acquisition guaranteed payments obligation	(8,481)
NET CAPITAL	$ 1,198,674

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
McCarthy & Co.

In planning and performing our audit of the financial statements of McCarthy & Co. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 25, 2004